# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: USCB FINANCIAL HOLDINGS, INC., CIK 0001901637
CUSIP: 90355N101
Title of class of securities: Class A Common Stock, Par Value $1.00 Per Share
Address of issuer's principal executive offices: 2301 NW 87TH AVENUE, 2301 NW 87TH AVENUE, DORAL, Florida (FL), 33172
Date of event which requires filing of this statement: 09/02/2025
Amends the filing with accession number 0001104659-22-001814
Filed by CIK 0001583223
Persons authorized to receive notices and communications: W. Kirk Wycoff, Four Radnor Corporate Center, Suite 210, Radnor, Pennsylvania (PA), 19087, 215-399-4650; Philip Ross Bevan, Esq., 3299 K Street, N.W., Suite 100, Washington, District Of Columbia (DC), 20007, 202-295-4500; Kenneth B. Tabach, Esq., 3299 K Street, N.W., Suite 100, Washington, District Of Columbia (DC), 20007, 2022954500

## Reporting persons
- Patriot Financial Partners II, L.P. (CIK 0001583223): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,942,573; sole dispositive power 0; shared dispositive power 2,942,573; aggregate amount beneficially owned 2,942,573 (14.7% of the class)
- Patriot Financial Partners Parallel II, L.P. (CIK 0001586224): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 343,336; sole dispositive power 0; shared dispositive power 343,336; aggregate amount beneficially owned 343,336 (1.7% of the class)
- Patriot Financial Partners GP II, L.P. (CIK 0002061817): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,285,909; sole dispositive power 0; shared dispositive power 3,285,909; aggregate amount beneficially owned 3,285,909 (16.4% of the class)
- WYCOFF W KIRK (CIK 0000949197): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 11,500; shared voting power 3,285,909; sole dispositive power 11,500; shared dispositive power 3,285,909; aggregate amount beneficially owned 3,297,409 (16.4% of the class)
- LUBERT IRA M (CIK 0001203115): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,285,909; sole dispositive power 0; shared dispositive power 3,285,909; aggregate amount beneficially owned 3,285,909 (16.4% of the class)
- LYNCH JAMES J (CIK 0001222379): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,285,909; sole dispositive power 0; shared dispositive power 3,285,909; aggregate amount beneficially owned 3,285,909 (16.4% of the class)
- Patriot Financial Partners GP II, LLC (CIK 0002061814): type of reporting person: other (OO); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,285,909; sole dispositive power 0; shared dispositive power 3,285,909; aggregate amount beneficially owned 3,285,909 (16.4% of the class)
- Deutsch James F. (CIK 0001561111): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,285,909; sole dispositive power 0; shared dispositive power 3,285,909; aggregate amount beneficially owned 3,285,909 (16.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $1.00 Per Share
Name of issuer: USCB FINANCIAL HOLDINGS, INC.
Address of issuer's principal executive offices: 2301 NW 87TH AVENUE, 2301 NW 87TH AVENUE, DORAL, Florida (FL), 33172
Comment:
INTRODUCTION

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed to amend and supplement the statement on Schedule 13D relating to Class A Voting Common Stock, par value $1.00 per share (the "Class A Common Stock") of USCB Financial Holdings, Inc. (the "Issuer" or the "Company") as filed with the Securities and Exchange Commission (the "SEC") on January 6, 2022 (the "Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Initial Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Patriot Financial Group II beneficially owns in the aggregate 3,297,409 shares of Class A Common Stock or 16.4% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Patriot Fund II beneficially owns 2,942,573 shares of Class A Common Stock or 1.7% of the outstanding shares, with the shared power to vote and dispose the 2,942,573 shares and no sole power to vote and dispose the shares. Patriot Parallel Fund II beneficially owns 343,336 shares of Class A Common Stock or 1.7% of the outstanding shares, with the shared power to vote and dispose the 343,336 shares and no sole power to vote and dispose the shares. Each of Patriot GP II, Patriot II LLC and Messrs. Lubert, Lynch and Deutsch beneficially owns 3,285,909 shares of Class A Common Stock or 16.4% of the outstanding shares, with the shared power to vote and dispose the 3,285,909 shares and no sole power to vote and dispose the shares. W. Kirk Wycoff beneficially owns 3,297,409 shares of Class A Common Stock or 16.4% of the outstanding shares, with the shared power to vote and dispose the 3,297,409 shares and the sole power to vote and dispose of 11,500 shares, which represent options granted to Mr. Wycoff as a director of the Company. Each of Patriot II GP, Patriot II LLC and Messrs. Wycoff, Lubert, Lynch and Deutsch disclaims beneficial ownership of the shares owned by the Patriot Funds, except to the extent of its or their pecuniary interest therein.
Transactions in the class effected during the past sixty days: On September 2, 2025, Patriot Financial Partners II, LP agreed to sell to the Company 1,074,616 shares of Class A Common Stock for $17.19 per share and Patriot Financial Partners Parallel II, LP agreed to sell to the Company 125,384 shares of Class A Common Stock for $17.19 per share.
Other persons with the right to receive dividends or sale proceeds: Other than the Patriot Financial Group II, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The calculations for percentage of outstanding shares are based on 20,078,385 shares of Class A Common Stock outstanding as of July 31, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Stock Repurchase Agreement dated September 2, 2025 between USCB Financial Holdings, Inc. and Patriot Financial Partners II, LP and Patriot Financial Partners Parallel II, LP

## Signatures
- Patriot Financial Partners II, L.P.: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (09/04/2025)
- Patriot Financial Partners Parallel II, L.P.: /s/ W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner (09/04/2025)
- Patriot Financial Partners GP II, L.P.: W. Kirk Wycoff, W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P. (09/04/2025)
- WYCOFF W KIRK: /s/ W. Kirk Wycoff, W. Kirk Wycoff (09/04/2025)
- LUBERT IRA M: /s/ Ira M. Lubert, Ira M. Lubert (09/04/2025)
- LYNCH JAMES J: /s/ James J. Lynch, James J. Lynch (09/04/2025)
- Patriot Financial Partners GP II, LLC: /s/ W. Kirk Wycoff, W. Kirk Wycoff, member (09/04/2025)
- Deutsch James F.: /s/James F. Deutsch, James F. Deutsch (09/04/2025)